Exhibit (d)(30)

September 15, 2010

Randall Weigel

3PAR Inc.

Dear Randall:

We are extremely pleased to extend you an offer of employment, and we look forward to your joining Hewlett-Packard Company. We are a company unlike any other. It’s a fact underscored by our leadership across customer segments, by our presence and leadership in key regions around the world, and by our rich technology portfolio. As proud as we are of these capabilities, we are equally proud of the things that define our character as a company: the dedication of our people, our standards and values, and the depth of our commitment to global citizenship.

Compensation and Title

If you accept this offer, you will begin employment with HP (or a subsidiary of HP) at an annual salary of $250,000. Your job title will be VP, Global Sales, and your job grade will be T3D. Your job responsibilities will remain similar to your current responsibilities at 3PAR until further notice.

Annual Sales Incentive

Your current-year 3PAR sales incentive will be paid out after the end of April 2011, and you will be given sales credit through April 2011 against your 3PAR quota period normally ending in March 2011.

Effective May 1, 2011, following conclusion of your participation in the 3PAR Sales Incentive program, you will be eligible to participate in an HP sales incentive program.  Your full-year target incentive award will be $180,000, pro-rated during the first year to reflect HP’s fiscal year ending October 31, 2011.  The sales incentive program design will be determined at an appropriate date before the beginning of HP’s third fiscal quarter.

Long-Term Incentive Awards

As described in the HP-3PAR Merger Agreement, all of your 3PAR equity awards that are unvested as of the Closing Date will be converted to HP awards with the same terms and conditions regarding type of award, vesting and option term, and using the “conversion ratio” as defined in the Merger Agreement.

In addition, you will be eligible for a one-time long-term performance cash award (“LTPC”) in the amount of up to $1,000,000.  This LTPC will be paid in two installments of up to $500,000 each, to the extent that certain 3PAR sales objectives have been met, as follows:

•                  Up to $500,000 (50%) in 2012 but not later than March 31, 2012, and;

•                  Up to $500,000 (50%) in 2013 but not later than March 31, 2013.

The performance terms of this LTPC award will be determined and communicated prior to the Closing Date.

Beginning with HP’s FY12 annual grant cycle, we would expect to make a grant to you in December of 2011 of HP’s performance-based restricted units (“PRUs”), on terms and in amounts consistent with awards granted to similarly-situated executives, and currently projected to have a grant date value in the range of $150,000.

Benefits

You will be transitioned to HP benefits as soon as administratively practicable after the Closing Date.  In the U.S., HP benefits include the HP 401(k) Plan, medical and dental coverage, and a full array of other flexible benefits.  You will receive credit under HP’s benefit plans for your continuous service with 3PAR as provided under the Merger Agreement.  More information will be shared with you about HP benefits during a pre-closing briefing.

Offer Contingencies

This offer is contingent upon the Closing of the Merger Agreement between 3PAR, HP and Rio Acquisition Subsidiary, your continued employment in good standing with 3PAR until that time, and your execution of the Amendment, Assumption and Acknowledgement Agreement.

In addition, your eligibility for employment with HP will be contingent upon your completion of certain standard pre-employment requirements, including:

•                  a pre-employment background check;

•                  completion of the Form I-9, to the extent HP determines that your existing I-9 form cannot be transferred with your other records;

•                  your acknowledgement and acceptance of the HP Agreement Regarding Confidential Information and Proprietary Developments (ARCIPD) (copy attached); and

•                  your agreement to abide by the HP Standards of Business Conduct, U.S. Drug Policies, and Post-Offer Rules Regarding Confidential Information Obligations.  Adherence to these policies, including subsequent changes, is required of all employees.

Terms of Employment

Your employment with HP will be on the terms set forth in this letter and in accordance with HP’s standard employment policies. You will be an “at will” employee, meaning that either you or HP will have the right to terminate the employment relationship at any time, with or without cause.  This letter and the terms of your Management Retention Agreement (as amended) and the Amendment, Assumption and Acknowledgement Agreement constitutes our entire agreement regarding the term of your employment and supersedes and replaces any other agreements regarding your term of employment, severance obligations, change in control, or other similar or related provisions.

All payments under this agreement are subject to applicable withholding taxes.

Acceptance of Offer

To accept these terms and conditions, please sign and return an original of this letter to Jeannette Robinson by 3 pm on Monday, September 20th, and retain the copy for your records.  If you have any questions or there is any additional information we can provide, please contact George Haddad, VP HR Enterprise Storage , Servers and Networking, at 408 218 2295.

We are extremely pleased to welcome you to HP, and we look forward to creating an exciting future together.

Sincerely,

/s/ David Roberson
David Roberson
SVP & General Manager StorageWorks Division
Enterprise Servers, Storage & Networking

/s/ Randall Weigel	September 15, 2010
Randall Weigel	Date